UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SD
Specialized Disclosure Report

Systemax Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	1-13792 (Commission File Number)	11-3262067 (IRS Employer Identification No.)

11 Harbor Park Drive, Port Washington, NY 11050
(Address of principal executive offices) (Zip Code)

Eric Lerner
Senior Vice President
(516) 608-7000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒     Rule 13p-1 under the Securities Exchange Act (17 CAR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

ITEMS 1.01 AND 1.02. CONFLICT MINERALS DISCLOSURE AND REPORT; EXHIBIT.

The Conflict Minerals Report filed for the calendar year ended December 31, 2020 is available at www.systemax.com under the “Investor Relations” section. The URL is included here as an inactive textual reference. The content of any website referenced in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

A Conflict Minerals Report for the calendar year ended December 31, 2020 is filed herewith as Exhibit 1.01.

ITEM 2.01 EXHIBITS

Exhibit Number	Description
1.01	Conflict Minerals Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SYSTEMAX INC. By: /s/ Eric Lerner Name: Eric Lerner Title: Senior Vice President

Date: June 1, 2021